SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                         COMMISSION FILE NUMBER 0-28690

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-KSB |_|Form 11-K |_|Form 20-F |X|Form 10-QSB
             |_|Form N-SAR

                  FOR PERIOD ENDING:        SEPTEMBER 30, 1999

       |_| Transition  Report on Form 10-K  |_|Transition  Report on Form 10-Q
       |_|Transition  Report on Form 20-F   |_|Transition  Report on Form N-SAR
       |_|Transition Report on Form 11-K

                        FOR THE TRANSITION PERIOD ENDED:

           READ THE ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                             PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification RELATES:

                                     PART I

                             REGISTRANT INFORMATION

                   FULL NAME OF REGISTRANT SHOPNET.COM, INC.
                           Former name if applicable

                           HOLLYWOOD PRODUCTIONS, INC.
           ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

                          14 EAST 60TH STREET, ROOM 402
               CITY, STATE AND ZIP CODE NEW YORK, NEW YORK 10022

                         PART II. RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     The Form 10-QSB could not be filed within the prescribed time period due to unforeseen difficulties arising in connection with its preparation since finalized financial information required therein has not been obtained from Play Co. Toys & Entertainment Corp. ("Play Co.," of which the Company 's subsidiary, Breaking Waves, Inc., owns approximately 25.2%). Accordingly, the Company requires an extension of time in which to complete its 10-QSB.

                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Millennium Ventures Law Group , General Counsel                                       (925)                 934-9531
                                  (Name)                                         (Area Code)         (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     |X|Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     |X| Yes |_|No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                SHOPNET.COM, INC.
                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE 11/16/99                            BY /S/ HAROLD RASHBAUM
                                                Harold Rashbaum, President

     INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                             PART IV (3) EXPLANATION

     In response to Part IV(3), the registrant wishes to advise that the Company's net loss for the quarter ended September 30, 1999 is expected to increase by approximately $105,000 from the $651,091 net loss sustained during the corresponding period of fiscal year 1998. This increase in loss can be attributed directly to the Company's 25.2% equity interest in Play Co. Toys & Entertainment Corp. ("Play Co.") whose net loss is expected to be $1,004,399 for the quarter ended September 30, 1999. The Company's interest in Play Co. is maintained via its subsidiary, Breaking Waves, Inc., which acquired 1,400,000 shares of Play Co. in November 1998.